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                                                                    EXHIBIT 99.4

                                        [Date]

Dear Certificate Holder:

         As you know and as described in the enclosed materials, AMSG and UWS have agreed to merge. Under the terms of the merger, you are entitled to receive the following for each share of AMSG stock that you hold under the Voting Trust
Agreement:

    - Approximately $382 per share in cash, after expenses, payable shortly following closing.

    -    Approximately 24 shares UWS stock, which had a market value of $
         per share on September    , 1996. The UWS stock will be freely
         saleable by you, unless you are one of the five persons who has been designated as an "affiliate" of AMSG.

    - Approximately $52 per share in cash which will be placed in escrow for up to three years to indemnify UWS from potential claims under the merger agreement. As a result, no assurance can be given as to when or how much of the escrowed funds you ultimately will receive.

         In addition, each outstanding option to acquire AMSG stock will be converted into an option to purchase approximately 42.4 shares of UWS stock for each share of AMSG stock subject to the option. The exercise price will be approximately $4.67 per UWS share. The other terms of the UWS options will be substantially identical to the terms of the AMSG options that they replaced, except the UWS options will all be fully vested.

         The AMSG stockholders meeting is being held at the time and place indicated in the enclosed materials. As a holder of AMSG stock under the Voting Trust Agreement, you are invited to attend the meeting. The right to vote and exercise dissenters' rights with respect to the merger is being passed-through to you as a certificate holder under the Voting Trust Agreement. As a result, your shares of AMSG stock will be voted only if you execute the enclosed proxy
card and return it to             at or prior to the meeting or attend the
meeting and vote in person.

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         Please note that both Ron and I have agreed to vote our shares in favor of the merger. The AMSG Board of Directors has also approved the merger and recommends that the AMSG stockholders approve it.

         If you intend to exercise dissenters' rights with respect to your stock, you should follow the procedures set forth in the accompanying materials. A vote against the merger, by itself, is not sufficient to perfect dissenters' rights. If you exercise dissenters' rights, a court can decide how much you will receive for your AMSG stock, which could be more or less than that set forth above.

         Please review the enclosed materials carefully. Ron and I are both happy to answer any questions that you may have.

                                       Sincerely,

                                       Wallace J. Hilliard
Green Bay, Wisconsin
September    , 1996


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